Exhibit 99.1

Bioceres Crop Solutions

Fiscal Third Quarter 2026

Financial and Operating Results

May 2026

Bioceres Crop Solutions

Bioceres Crop Solutions Reports

Fiscal Third Quarter 2026

Financial and Operational Results

Total revenues in 3Q26 were $39.4 million

3Q26 net loss was $10.0 million and Adjusted EBITDA1 was $(0.6) million

ROSARIO, Argentina – May 11, 2026 – Bioceres Crop Solutions Corp. (Bioceres) (NASDAQ: BIOX), a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change, announced financial results for the fiscal third quarter ended March 31, 2026. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (YoY), unless otherwise noted.

Presentation of Results

In January 2026, the Company’s Pro Farm Group (PFG) business was subject to a foreclosure auction and has been classified as discontinued operations. Accordingly, unless otherwise indicated, the financial results discussed below reflect the Company’s continuing operations for all periods presented, and prior-year amounts have been recast to exclude the PFG business.

Financial & Business Highlights

●	Total revenues were $39.4 million in 3Q26, a 23% year-over-year decline, reflecting softer demand and competitive pressures in Crop Protection, together with the ongoing transition in Seeds. Crop Nutrition revenues increased 15% during the quarter.

●	Gross profit was $12.7 million, with gross margin of 32%, reflecting lower revenues and product mix effects across segments. Crop Nutrition results were impacted by a non-recurring obsolescence adjustment in inoculants related to inventory normalization efforts.

●	SG&A expenses declined 16% year over year, reflecting continued execution of organizational streamlining and cost management initiatives across the continuing operations.

●	Net loss was $10.0 million and Adjusted EBITDA[1] was $(0.6) million, primarily reflecting lower gross profit and the absence of prior-year non-cash income associated with the reorganization in Seeds.

●	Following the Pro Farm foreclosure auction earlier this year, and the related noteholder dispute, the Company continued advancing liability management initiatives across its operating subsidiaries, including debt reprofiling efforts and a voluntary bond maturity extension process in Argentina.

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Bioceres Crop Solutions

Management Review

Mr. Federico Trucco, Bioceres’ Chief Executive Officer, commented: “This quarter reflects a period of transition and operational refocusing for the Company. While market conditions in several areas of our business remain challenging, and the effects of the transition in Seeds continue to weigh on reported results, we are increasingly focused on strengthening the fundamentals of the organization and prioritizing disciplined execution across the platform.

During the quarter, we continued advancing initiatives aimed at simplifying the organization, improving operational efficiency, strengthening working capital management and improving cash generation and liability management across key operating subsidiaries. In parallel, we are reinforcing governance and internal processes and conducting a strategic review of our continuing operations — including initiatives focused on organizational streamlining and capital allocation optimization — to ensure that capital, management attention, and resources remain aligned with the areas where we believe we can create the greatest long-term value.

We recognize the significance of the events surrounding Pro Farm and the uncertainty generated by the ongoing litigation process. While we continue to pursue the appropriate legal course and evaluate constructive alternatives where possible, our priority remains clear: stabilizing the business, preserving the value of our core operations, and positioning the Company for a more resilient and sustainable future.”

Key Financial Metrics
Table 1: 3Q26 Key Financial Metrics

(In millions of U.S. dollars)	3Q25	3Q26	%CHANGE
Revenue by Segment
Crop Protection	30.1	24.6	-18%
Seed and Integrated Products	10.9	3.2	-71%
Crop Nutrition	10.1	11.6	15%
Total Revenue	51.1	39.4	-23%
Gross Profit	18.1	12.7	-30%
Gross Margin	35%	32%	-310 bpts

	3Q25	3Q26	%CHANGE
GAAP Net income or loss	2.3	(10.0)	-528%
Adjusted EBITDA[1]	9.1	(0.6)	-107%

3Q26 Summary: Revenue performance in the third quarter reflects mixed demand dynamics across segments, particularly in Crop Protection, together with the ongoing transition in Seeds toward a more asset-light model. While these factors weighed on reported revenues, Crop Nutrition continued to grow, driven by microbeaded fertilizers.

Gross profit and margins declined year over year, reflecting lower revenues, product mix effects, and the impact of a non-recurring obsolescence adjustment in inoculants, associated with inventory normalization efforts during the period.

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Bioceres Crop Solutions

At the same time, the Company continued to execute on cost management and working capital initiatives, resulting in meaningful reductions in operating expenses and improvements in cash conversion dynamics during the quarter.

Profitability metrics were additionally impacted by the absence of prior year non-cash income associated with changes in contractual obligations and intellectual property arrangements as part of the reorganization in Seeds, which affected year-over-year comparability.

Fiscal Third Quarter 2026 Financial Results

Revenues
Table 2: 3Q26 Revenues by Segment

(In millions of U.S. dollars)	3Q25	3Q26	%CHANGE
Revenue by Segment
Crop Protection	30.1	24.6	-18%
Seed and Integrated Products	10.9	3.2	-71%
Crop Nutrition	10.1	11.6	15%
Total Revenue	51.1	39.4	-23%

Revenues were $39.4 million in 3Q26, compared to $51.1 million in the same period last year, representing a 23% year-over-year decline. Year-over-year performance should be interpreted in the context of the Company’s transition to a continuing operations perimeter, following the classification of the Pro Farm business as discontinued operations.

Performance during the quarter was impacted by softer demand and competitive pressures in certain Crop Protection categories, as well as the ongoing transition in Seeds toward a more asset-light model, both of which weighed on reported revenues. These effects were partially offset by growth in Crop Nutrition, driven by microbeaded fertilizers.

Crop Protection revenues were $24.6 million, down 18% year over year, reflecting lower adjuvant sales—driven by continued channel inventory adjustments and competitive pressures—and reduced third-party product sales amid softer pricing dynamics.

Seed and Integrated Products revenues totaled $3.2 million, compared to $10.9 million in the prior-year quarter. The year-over-year decline primarily reflects lower seed and grain sales, as the inventory reduction process carried out over recent quarters has now been substantially completed. Meanwhile, revenues from seed treatment packs increased during the quarter.

Crop Nutrition revenues were $11.6 million, up 15% year over year, driven by expansion in microbeaded fertilizers, supported by a low comparable base and stronger demand during the period, amid global supply and price uncertainty.

Overall, revenue performance in the quarter reflects a combination of market-driven headwinds and portfolio transition effects.

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Bioceres Crop Solutions

Gross Profit & Margin
Table 3: 3Q26 Gross Profit by Segment

(In millions of U.S. dollars)	3Q25	3Q26	%CHANGE
Gross profit by Segment
Crop Protection	11.1	8.7	-22%
Seed and Integrated Products	2.1	1.0	-54%
Crop Nutrition	4.9	3.1	-38%
Total Gross Profit	18.1	12.7	-30%
Gross Margin (%)	35%	32%	-310 bpts

Gross profit was $12.7 million in 3Q26, compared to $18.1 million in the same period last year, representing a 30% year-over-year decline. The decrease reflects lower revenues, together with product mix effects and the impact of obsolescence adjustments in inoculants, discussed below. Overall gross margin declined from 35% to 32%.

In Crop Protection, gross profit was $8.7 million, compared to $11.1 million in the prior-year quarter, largely mirroring revenue performance. Gross margin for the segment declined modestly, reflecting a lower participation from adjuvants within the product mix.

Gross profit in Seed and Integrated Products totaled $1.0 million, compared to $2.1 million last year. The decline was lower than the reduction in segment revenues, resulting in gross margin expansion from 19% to 30%. This reflects a more favorable mix, with a higher relative contribution from seed treatment packs, which carry structurally higher margins than grain sales.

Crop Nutrition gross profit was $3.1 million, compared to $4.9 million in 3Q25, with the decline occurring despite higher revenues. Segment performance was primarily impacted by a non-recurring obsolescence adjustment related to inoculants following an updated inventory assessment and normalization process conducted during the quarter. Excluding this adjustment, underlying inoculants profitability remained stable year over year.

Absent the inoculants obsolescence adjustment discussed above, overall gross margin performance during the quarter remained in line with the prior-year period.

Operating Expenses

Selling, General and Administrative Expenses: SG&A expenses totaled $16.1 million, a 16% decline compared to $19.2 million in the same quarter last year. The decrease reflects the continued execution of cost management initiatives and organizational streamlining initiatives across the continuing operations, including tighter control over discretionary spending and ongoing efficiency measures implemented over the last several quarters. Both fixed and variable expenses declined during the quarter.

D&A, share-based incentives and transactional expenses jointly amounted to $1.4 million compared to $2.3 million last year.

Research and Development: total R&D expenses were $1.9 million in 3Q26, compared to $2.2 million in 3Q25. D&A and share-based incentives in R&D expenses were $1.2 million and $0.9 million, respectively.

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Bioceres Crop Solutions

GAAP Net Income & Adjusted EBITDA1

Net loss was $10.0 million in 3Q26, compared to a net profit of $2.3 million in 3Q25. The year-over-year deterioration primarily reflects lower operating performance, the absence of approximately $7.7 million of prior year non-cash income associated with the reorganization in Seeds, and higher financial expenses during the quarter. These effects were partially offset by continued reductions in operating expenses and improved contribution from joint venture results.

Adjusted EBITDA1 was $(0.6) million in 3Q26, compared to $9.1 million in 3Q25. The year-over-year comparison was significantly impacted by the absence of prior-year non-cash income associated with changes in contractual obligations and intellectual property arrangements as part of the reorganization in Seeds, which affected comparability versus prior-year. Beyond this effect, underlying operating performance reflected lower gross profit during the quarter. These impacts were partially offset by continued reductions in operating expenses resulting from ongoing cost management initiatives, and an improvement in share of profit from joint venture results.

Financial Income and Loss

Table 4: 3Q26 Net Financial Result

(In millions of U.S. dollars)	3Q25	3Q26	%CHANGE
Interest expenses	(5.3)	(6.6)	-25%
Financial commissions	0.1	(1.3)	-2713%
Changes in fair value, FX and other financial results	(0.4)	(1.8)	-390%
Total Financial Result	(5.6)	(9.7)	-74%

Total financial results were $(9.7) million in 3Q26, compared to $(5.6) million in 3Q25. The year-over-year change was primarily driven by higher interest expenses, reflecting increased market rates in certain geographies and the impact of amendments to the Company’s outstanding notes. Financial commissions also increased due to greater use of short-term financing and collection acceleration tools to support working capital management during the quarter.

Table 6: Capitalization and Debt

(In millions of U.S. dollars)	As of March, 31
	2025	2026
Total Debt
Short-Term Debt	181.1	174.7
Long-Term Debt	75.7	54.1
Cash and Cash Equivalents	(38.5)	(14.4)
Other short-term investments	(0.9)	(0.5)
Debt net of cash, cash equivalents and other short-term investments	217.4	214.0

Total Financial Debt stood at $228.8 million as of March 31, 2026, broadly stable compared to the preceding quarter.

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Bioceres Crop Solutions

As previously discussed, following the acceleration notices associated with the noteholders dispute, substantially all of the related notes — $108.3 million — remain classified as short-term debt. The dispute subsequently led to the January 2026 foreclosure auction involving the Pro Farm Group, which had a significant impact on the Company’s consolidated balance sheet and equity position.

The transaction resulted in the derecognition and reclassification of approximately $194 million of net assets associated with the PFG business, including substantial reductions in goodwill and intangible assets, together with the recognition of a related non-cash accounting loss during the second quarter of fiscal 2026.

The acceleration of the notes and foreclosure auction continue to be disputed by the Company and remain subject to ongoing legal proceedings.

Beyond the noteholders’ litigation, the Company continued advancing liability management initiatives across the rest of the organization during the quarter. In Argentina, Rizobacter continued progressing discussions with banking partners regarding the reprofiling of debt obligations, reaching agreements covering a substantial portion of bank debt maturities. In parallel, the Company launched a voluntary maturity extension process for local bond obligations.

Cash, Cash Equivalents and Other Short-term Investments totaled $14.8 million at quarter end. During the period, management remained focused on working capital discipline, tighter cash management and improving collection dynamics across the business. The resulting Net Financial Debt was $214.0 million as of March 31, 2026, stable compared to $216.0 million in the prior-quarter (2Q26).

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Bioceres Crop Solutions

Fiscal Third Quarter 2026 Earnings Conference Call

Management will host a conference call and question-and-answer session, which will be accompanied by a presentation available during the webcast or accessed via the investor relations section of the company’s website.

To access the call, please use the following information:

Date: Wednesday, May 12, 2026

Please dial in 5-10 minutes prior to the start time to register and join. The conference call will be broadcast live and available for replay here and via the investor relations section of the company’s website here.

Time: 8:30 a.m. EST, 5:30 a.m. PST
US Toll Free dial-in number: 1-833-461-5787
International dial-in numbers: Click here
Conference ID: 717574163
Webcast: Click here

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high- impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. For more information, visit here.

Contact Bioceres Crop Solutions	Paula Savanti Head of Investor Relations investorrelations@biocerescrops.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial data, and any such forward-looking statements involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful and (ii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the company’s ability to achieve its strategic goals, including the uncertainties relating to the other factors that are described in the sections entitled “Risk Factors” in the company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

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Bioceres Crop Solutions

Use of non-IFRS financial information

The company supplements the use of IFRS financial measures with non-IFRS financial measures. The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS.

These non-IFRS financial measures should only be used to evaluate the company’s results of operations in conjunction with the most comparable IFRS financial measures. In addition, other companies may report similarly titled measures, but calculate them differently, which reduces their usefulness as a comparative measure. Management utilizes these non-IFRS metrics as performance measures in evaluating and making operational decisions regarding our business.

Adjusted EBITDA1

The company defines adjusted EBITDA1 as net income/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and one-time transactional expenses.

Management believes that adjusted EBITDA1 provides useful supplemental information to investors about the company and its results. Adjusted EBITDA1 is among the measures used by the management team to evaluate the company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, adjusted EBITDA1 and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that adjusted EBITDA1 is helpful to investors because it provides additional information about trends in the company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA1 should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA1 has limitations as an analytical tool, including:

• Adjusted EBITDA1 does not reflect changes in, including cash requirements for working capital needs or contractual commitments.

• Adjusted EBITDA1 does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income.

• Adjusted EBITDA1 does not reflect income tax expense or the cash requirements to pay income taxes.

• Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and adjusted EBITDA1 does not reflect any cash requirements for these replacements.

• Although share-based compensation is a non-cash charge, adjusted EBITDA1 does not consider the potentially dilutive impact of share-based compensation; and

• Other companies may calculate adjusted EBITDA1 and similarly titled measures differently, limiting its usefulness as a comparative measure.

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Bioceres Crop Solutions

The company compensates for the inherent limitations associated with using adjusted EBITDA1 through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of adjusted EBITDA1 to the most directly comparable IFRS measure, income/(loss) for the period or year.

Table 7:

3Q26 Adjusted EBITDA1 Reconciliation from Profit/(Loss) for the period

(In millions of U.S. dollars)	As of March, 31
	2025	2026
Profit/(loss) for the period	2.3	(10.0)
Income tax	(3.6)	(4.0)
Financial results	5.6	9.7
Depreciations & amortizations	3.8	3.4
Stock-based compensation charges	0.9	0.1
Transaction expenses	-	0.3
Adjusted EBITDA[1]	9.1	(0.6)

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Bioceres Crop Solutions

Unaudited Consolidated Statement of Comprehensive Income
(Figures in million of U.S. dollars)

Continuing operations	Three-month period ended 03/31/2026	Three-month period ended 03/31/2025
Revenues from contracts with customers	38.2	50.1
Initial recognition and changes in the fair value of biological assets at the point of harvest	1.2	1.0
Cost of sales	(26.7)	(33.0)
Gross profit	12.7	18.1
% Gross profit	32%	35%
Operating expenses	(18.0)	(21.3)
Share of profit of JV	0.5	(0.9)
Change in net realizable value of agricultural products	(0.2)	(0.2)
Other income or expenses, net	0.7	8.8
Operating profit	(4.3)	4.3
Financial result	(9.7)	(5.6)
Profit/(loss) before income tax	(14.1)	(1.2)
Income tax	4.0	3.6
Profit/(loss) for the period from continuing operations	(10.0)	2.3

Discontinued operations
Loss for the period from discontinued operations	-	(3.9)
Loss for the period from discontinued operations	-	(3.9)

Other comprehensive profit/loss	0.3	(0.8)
Total comprehensive profit/(loss)	(9.7)	(2.4)

Profit/(loss) for the period of continuing operations attributable to
Equity holders of the parent	(9.0)	2.6
Non-controlling interests	(1.1)	(0.3)
	(10.0)	2.3

Weighted average number of shares
Basic	63.6	62.8
Diluted	63.6	62.8

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Bioceres Crop Solutions

Unaudited Consolidated Statement of Financial Position
(Figures in million of U.S. dollars)

ASSETS	31/03/2026	30/06/2025
CURRENT ASSETS
Cash and cash equivalents	14.4	32.7
Other financial assets	0.5	2.0
Trade receivables	136.3	165.9
Other receivables	13.0	15.9
Recoverable income tax	1.4	1.9
Inventories	48.4	87.6
Biological assets	4.4	2.4
Assets subject to foreclosure	42.4	-
Total current assets	260.7	308.3
NON-CURRENT ASSETS
Other financial assets	0.0	0.0
Trade receivables	4.8	2.5
Other receivables	25.7	23.7
Recoverable income tax	0.0	0.0
Deferred tax assets	6.5	4.9
Investments in joint ventures and associates	40.6	39.4
Investment properties	-	0.6
Property, plant and equipment	60.0	74.6
Intangible assets	83.9	181.2
Goodwill	36.1	112.2
Right of use asset	11.4	16.4
Total non-current assets	268.9	455.3
Total assets	529.6	763.6
LIABILITIES	31/03/2026	30/06/2025
CURRENT LIABILITIES
Trade and other payables	79.6	96.4
Borrowings	66.4	119.7
Employee benefits and social security	3.6	6.2
Deferred revenue and advances from customers	2.8	4.3
Income tax payable	4.8	0.5
Consideration for acquisition	2.1	1.8
Secured notes	108.3	102.3
Lease liabilities	2.6	6.9
Liabilities subject to foreclosure	27.4	-
Total current liabilities	297.5	338.0
NON-CURRENT LIABILITIES
Trade and other payables	46.2	48.5
Borrowings	54.1	38.2
Deferred revenue and advances from customers	1.4	1.4
Joint ventures and associates	0.7	1.0
Deferred tax liabilities	24.3	30.1
Provisions	1.0	1.3
Consideration for acquisition	0.0	0.4
Secured notes	-	-
Lease liabilities	8.6	9.5
Total non-current liabilities	136.4	130.4
Total liabilities	433.9	468.4
EQUITY
Equity attributable to owners of the parent	67.7	265.4
Non-controlling interest	27.9	29.8
Total equity	95.7	295.2
Total equity and liabilities	529.6	763.6

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